UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Robbins & Myers, Inc.

(Name of Issuer)

Common Shares - No Par Value

(Title of Class of Securities)

770196 10 3

(Cusip Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☒ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

(Continued on following page(s))

Page 1 of 5 Pages

13G
CUSIP No. 770196 10 3

1.	Name of Reporting Person: Brian Fenwick-Smith		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United Kingdom of Great Britain and N. Ireland

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: -0-

		6.	Shared Voting Power: -0-

		7.	Sole Dispositive Power: -0-

		8.	Shared Dispositive Power: -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: -0-

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): -0-%

12.	Type of Reporting Person: IN

Page 2 of 5 Pages

13G

Item 1.
	(a)	Name of Issuer:
Robbin & Myers, Inc.
	(b)	Address of Issuer's Principal Executive Offices:
1400 Kettering Tower Dayton, Ohio 45423

Item 2.
	(a)	Name of Person Filing:
Brian Fenwick-Smith
	(b)	Address of Principal Business Office or, if none, Residence:
13, Boulevard de Suisse MC 98000 Monaco
	(c)	Citizenship:
United Kingdom of Great Britain and N. Ireland
	(d)	Title of Class of Securities:
Common Shares, without par value
	(e)	CUSIP Number:
770196 10 3

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
☒ Not Applicable.

Page 3 of 5 Pages

13G

Item 4.	Ownership.
The following information concerning ownership of Common Shares is given as of December 31, 2002.
(a) Amount beneficially owned:
None.
(b) Percent of class:
0%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:
None.
(ii) Shared power to vote or to direct the vote:
None.
(iii) Sole power to dispose or to direct the disposition of:
None.
(iv) Shared power to dispose or to direct the disposition of:
None.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Page 4 of 5 Pages

13G

Item 10.	Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 13, 2003

By:	/s/ Brian Fenwick-Smith
Name:	BRIAN FENWICK-SMITH

Page 5 of 5 Pages